Filed by Discovery, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Discovery, Inc. Commission File No.: 001-34177 Date: August 3, 2021 The following communications were made to the public during Discovery, Inc.’s Second Quarter 2021 Earnings Call on August 3, 2021: David Zaslav, President and Chief Executive Officer, Discovery, Inc.: ….And the momentum we are building as we look ahead to our exciting plans post-merger with Warner Media and HBO. Taken together, we could not be more excited about the possibilities ahead to serve consumers with the deepest and most compelling content offering in the world. Consumers want choice and simplicity. We believe that the combined company will be able to offer more of both. In a video market that could see more consumer selectivity as the market reach soars, we believe the combined company will be well positioned to compete in the global streaming marketplace. The regulatory process continues to move forward as planned, giving us confidence in our previously stated timeframe of mid-next year to close…. Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: … As indicated when we announced on our transaction with Warner Media, we did not repurchase any shares during the quarter as we continued to invest in our next generation initiatives and conserve cash ahead of the closing of the deal … Kutgun Maral, RBC Capital Markets: … Lastly, I know it's early, but any thoughts on the international rollouts looking to 2022? ... J.B. Perrette, President and CEO, Discovery International: …As it relates to 2022, I think it's a little bit early to talk about that. The only comment, which David and Gunnar may amplify, is, obviously, as we get later into 2022 and we get further visibility on the timing of the WarnerMedia deal, we obviously will look at making sure we stay smart in the context of when that timing and when that deal might close as to how we maximize the rollout schedule of those services into 2022… David Zaslav, President and Chief Executive Officer, Discovery, Inc.: … And, as JB said as we get closer to Warner Bros. Discovery, to our transaction, we will continue to look. Right now, we're both accelerating, and Warner's doing a terrific job - John Stankey, and Ann, and Jason and Casey. You take a look at the momentum that they have. They’re driving hard, we're driving hard, and then we'll true up together at some point. We really do have our strategy. We can’t share it with you right now, but we will look carefully as to how we want to true these up together. And so that might affect as we get closer to the approval what exactly we do, knowing that when we're coming together as a new company…. Steven Lee Cahall, Wells Fargo: One for David and one for Gunnar. David, some press reports suggested that you might have made some comments at Sun Valley about the merger, maybe timing and further industry consolidation. For those of us who weren’t invited to the conference, I was wondering if you could just maybe expand on some of those comments in this public forum. And then Gunnar, I think you reiterated being at peak investment this year in terms of the AOIBDA drag at Next Gen. As you think about the merger with WarnerMedia and the DTC services, I know spending on content remains pretty sacred, but when you think about either stack or tech, is there any reason you might decelerate that if you’re going to be combining all these systems at some future point and could that create any upsides and maybe the 5x leverage target when you close? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: Thanks, Steven. Well, let me first speak to the merger timing. I was in DC last week. I met with…across the board…spent a full day. There is broad support for this transaction. We haven't heard any pushback. We haven't seen any public pushback. This becomes a very strong company for consumers, a more compelling streaming business. Right now, it feels to us on every level like we've seen green lights. We're not seeing any yellow lights or red lights. Having said that, we're not in control of the timing. Disney was able to get their deal done in 6 months. Everything so far is extremely positive, but some of the timing with respect to the IRS and the DOJ, we can’t…they're working very effectively with us, the AT&T team and John. John has a terrific team that's working with our team. Ultimately, it could be significantly sooner, or it could be a little later. We're just not in charge of the timing. But, we feel very good about it at this point. There is nothing that we see and we're still hoping that we could really get lucky and it will happen a lot sooner, and that's what we're all pushing for. On consolidation, I take a look at this business: Warner Bros. Discovery. And the toughest thing to do is to put together a great library or a great menu of content or IP. That is the most difficult thing to do. Yes, we need a strategy for what the price is. Is it ad? Is it ad-lite? Exactly how do you go to market in each country? But the toughest thing to do is come up with a menu and have the strength of content to not only get people to come there, but get them to stay. And one of the things that's happened since our deal is you look at the Amazon deal, or you look at the announcement of the Reese Witherspoon deal - almost $1 billion for that basket of content. $8, almost $9 billion for the basket of content that MGM has, great company. Reese developed a great company. But we own a significant amount of the MGM library, this new company when it comes together. Harry

Potter, King Kong, Godzilla, Batman, Game of Thrones. You look at what Casey is doing right now with Hacks, White Lotus, Mare of Easttown, Sex and the City coming back, Friends, Friends Reunion, Space Jam having a big week, a big week against a Marvel property which Toby put together. Ann and Jason, they're sitting on top of just an extraordinary library of IP. Hanna-Barbera. All these things you cannot create. And so, we look at all of that, and we say we can't wait to close. We think we have the broadest, most compelling IP together with what Discovery has. And as Gunnar said, we're seeing over 3 hours of engagement. Our churn is very low. We have great nourishment. And the combination of Harry Potter, King Kong, Batman, together with all of our great nourishing content globally, and all the local content we have around the world, as well as sports and news, we think makes us really compelling. Having said that, you look at -- here's two transactions that have happened. People need more IP. I believe that what we have is not only the strongest set of IP, but we have the most global content in language of anybody. So, I think we start off in a very, very strong position. And I think we're fine if nothing happens. But I believe that over the next couple of years, there's going to be more and more people are going to look, and they're going to raise their hand, and there will be more consolidation. There will be more IP library sold, because you need a lot of content to be successful. And I think people are going to take a look at what we have, what John Stankey put together, together with what we have. And it's really going to be formidable. Disney and Netflix have gotten across the lake. And we think that this will be the third global streaming service, successful, sustainable. That's our mission. And a lot of the other IP that are subscale will probably be raising their hands or -- there will be a lot of consolidation. And some of that may be opportunities for us. But right now, I really like where we are. Gunnar Wiedenfels, Chief Financial Officer, Discovery, Inc.: Steven let me take the other question on peak investment. Again, we’re reiterating the expectation that 2021 is the peak here and I think it's coming together very nicely. You’re seeing the revenue contributions kicking in. We're tracking at an annual run rate of $1.6 billion Next Gen revenues now - a significant step down on our startup losses from our investment initiatives overall. So, and this is a mantra that we've been talking about previously and I don't want to go through all the details again, but we will be able to get some nice profitability out of streaming at comparably lower subscriber numbers, and thus, earlier. To the second part of your question, HBO Max had guided to 2022 being a peak investment year. That's how we reflected it in our model as well. There's no update right now as to the combined operation. I don't want to give an update on that 5x leverage expectation right now. Again, I view that as a non- issue. We have a ton of confidence that we will very, very quickly get to where we need to be.

Douglas David Mitchelson, Credit Suisse: JB and David as well. What are you seeing from discovery+ so far in international markets, how does that inform your launch strategy for upcoming markets and in particular, when you think about pricing for this service are you better off pricing at a premium for super fans or pricing low and trying to drive the service as broadly as possible? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: …We're not going to get into how we're going to price in each market at this point because it wouldn't be appropriate, and we're not going to talk about exactly how we're going to package at this point because we just can't do that right now. We have a compelling plan. We’re going country to country. We're actually trying some different things so that we can learn more. We're watching the great success that John and Ann are having as they accelerate. We're focused on 200 million global subscribers. This is not about niche. This is about global subscribers. For me, after we close this deal, it is going to be two absolute missions. Mission number 1: drive direct to consumer to 200 million subscribers in every language in the world with a product that's easy to navigate and use. We think we can do that when we close. We're both growing, so we're going to start with a good base to get there. But that's on the left side. On the right side is: focus on having the best creative company in the world. Warner Bros. has been the greatest creative company in the world. The place that the talent want to come, the place where they feel nourished and supported and that's the history of Warner Bros. Most of the great content that I’ve seen, that we’ve all seen, we don't even realize that, in the end, we see that Warner Bros. shield and it stands for something. It stands for great storytelling. And we may be the only company that has the ability to focus only on that one thing. We're not in the phone business when this deal closes, we’re not in the retail business, we’re not in the cloud business, we’re not in the broadband and cable business. So that's the focus, and that singular focus I think will drive a great culture. Where people that care about content, that love content, that saw the magic when they were kids and they looked up at that screen. That's why we all got into this business and that's the only business that we're in. And I think that that, together with the fact that Warner Bros. itself, we can open a movie everywhere in the world as well or better, maybe best of class. And that’s not going away. The motion picture business is not going away. It's why it's the top of the patina. It’s why the greatest writers, producers and creative talent came. When you look up at that big screen, that's where stars are made and that's where the magic happens. And so, 200 million subscribers, a great team putting these companies together to drive towards that, and a great creative culture with, at the very top, a motion picture business that will be 100 years old in two years and has the heritage of all the great storytelling that we all grew up with. That's the company and that's what we're going to drive toward.

Jessica Reif Ehrlich, Bank of America Merrill Lynch: Thank you. A couple of questions. There have been press reports regarding your interest in Channel 4 in the U.K. It's great that you're still looking at transactions while you are about to close one of the biggest. But can you talk about M&A priorities or opportunities outside the U.S.? ... David Zaslav, President and Chief Executive Officer, Discovery, Inc.: So, let me start and then, JB, I’ll pass to you. We can't comment on Channel 4, but I would just say we're focused on one thing and one thing only: closing this transaction and putting together this spectacular company that has global IP leadership in terms of the content that we have. Local content, sports, news, the best bouquet of content, together with strong leadership at both companies and both having a really good platform that consumers are engaging with and liking. Our focus is singular – close this deal and drive this company. As I’ve said, drive the subscription piece, create a culture and drive a culture where creative talent wants to come and wants to tell their stories. That's our focus. So, we're not going to comment on any other specific transaction. … Robert Fishman, Moffett Nathanson: Good morning. David, following up on your earlier IP comments and tying in what you’re seeing with the Olympics, can you share your updated thoughts on how important international sports rights are for your company, especially as it relates to driving discovery+ subs when the next round of sports rights come due? David Zaslav, President and Chief Executive Officer, Discovery, Inc.: … Ultimately, when these companies come together, it’s all about the IP menu. We have news. What role will news play? We have sports. If not the leader, we’re one of the leaders in the world in terms of the sports. Jeff Zucker, and John Stankey and Jason were able to lock up sports rights in the U.S. with some of the best leagues outside of football, which is compelling. So, we look at all that IP and figure out what do we do with it, how do we offer it? Is it all pay, is some of it free? Is it all together in one package, is it in two packages? Sports, I think, is not that different from Harry Potter, or King Kong or DC comics, or a lot of the HBO IP, with the exception of the fact that we don't own most of the sports. So, what we've done is we've tried to get long rights for those sports and be very careful about what we pay for it. But, there is a difference in that when you are building the franchises that we have - whether it's Chip and Jo, whether it's the Oprah Winfrey product, or whether it’s Warner building DC - you own that forever. With sports, you have to eventually come back and pay for it. So, there will be a view over the next several years of how important sports is, and what the return is on it. But we're very happy with the fact that we have fantastic sports globally that we will be able to use when this company comes together in the package, and we're doing very well with sports in Europe right now. …

Where to Find Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between Discovery Inc. (“Discovery”) and Magallanes, Inc. (“Spinco”), which will immediately follow the proposed separation of Spinco from AT&T Inc. (“AT&T”) (together, the “proposed transaction”). In connection with the proposed transaction, Discovery intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. In addition, Spinco expects to file a registration statement in connection with its separation from AT&T. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statements and proxy statement/prospectus (when available) and other documents filed by Discovery and Spinco with the SEC at http://www.sec.gov. Free copies of the registration statements and proxy statement/prospectus, once available, and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Discovery will be made available free of charge on Discovery’s investor relations website at https://ir.corporate.discovery.com. Free copies of documents filed with the SEC by AT&T or Spinco will be made available free of charge on AT&T’s investor relations website at https://investors.att.com. Participants in the Solicitation Discovery, AT&T and Spinco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Discovery is set forth in its definitive proxy statement, which was filed with the SEC on April 30, 2021. Information about the directors and executive officers of AT&T is set forth in its definitive proxy statement for its 2021 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2021. Information about the directors and executive officers of Spinco will be set forth in its registration statement to be filed with the SEC in connection with its separation from AT&T. Investors may obtain additional information regarding the interests of such participants by reading the registration statements, proxy statement/prospectus and other relevant materials regarding the proposed transaction when they become available. Forward-Looking Statements Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between AT&T and Discovery constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and Discovery and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction, (2) the risk that Discovery stockholders may not approve the proposed transaction, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed transaction may not be satisfied in a timely manner, (5) risks related to potential litigation brought in connection with the proposed transaction, (6) the risk that the integration of Discovery and Spinco will be more difficult, time consuming or costly than expected, (7) risks related to financial community and rating agency perceptions of each of AT&T and Discovery and its business, operations, financial condition and the industry in which it operates, (8) risks related to disruption of management time from ongoing business operations due to the proposed transaction, (9) failure to realize the benefits expected from the proposed transaction, (10) effects of the announcement, pendency or completion of the proposed transaction on the ability of AT&T, Spinco or Discovery to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (11) risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction. The effects of the COVID-19 pandemic may give rise to risks that are currently unknown or amplify the risks associated with the foregoing factors. Discussions of additional risks and uncertainties are contained in AT&T’s and Discovery’s filings with the SEC and in the Form S-4, containing a proxy statement/prospectus, to be filed by Discovery and the registration statement to be filed by Spinco in connection with the proposed transaction. None of Discovery, AT&T or Spinco is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.